December 22, 2011

By EDGAR Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Attention: Kathleen Collins

Re:	Wright Express Corporation Form 10-K for Fiscal Year Ended December 31, 2010 Filed February 28, 2011 Form 10-Q for the Quarter Ended September 30, 2011 Filed November 4, 2011 File No. 001-32426

Ladies and Gentlemen:

Enclosed please find our responses to the comments regarding the above referenced filing contained in a letter from Kathleen Collins of the Staff of the Securities and Exchange Commission to Wright Express Corporation, dated November 30, 2011.

All responses set forth below are keyed to the numbering of the comments and to the headings used in Ms. Collins’s letter. The Staff’s comments are in bold italics and our responses and supplemental information are in plain type. All dollars presented are in thousands, to conform to the Company’s financial statement presentation.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 8. Financial Statements and Supplementary Data

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 49

1.	You disclose that realized gains and losses on available-for-sale securities are included in other revenues. You indicated in your response to prior comment 5 of our letter dated April 9, 2009 that these amounts should not be included in revenues under Rule 9-04 of Regulation S-X. Please revise your revenue recognition policy accordingly in future filings. Also please confirm if any gains or losses for these securities were recognized as revenue during fiscal 2009, fiscal 2010, or fiscal 2011.

We will revise our Revenue Recognition Policy in future filings. Such disclosure will eliminate the reference to realized gains and losses. It will read as follows:

“Interest and dividends earned on investments in available for sale securities are included in other revenue. Such income is recognized in the period that it is earned.”

During the fiscal year 2009, we recognized a $15 loss from the sale of a single security. No realized gains or losses were recognized as revenue during either fiscal year 2010 or the first three quarters of 2011 (and none are expected to be recognized in the fourth quarter of 2011).

Note 3. Business Acquisitions, page 52

2.	Tell us how you determined that the acquired brand name from your acquisition of RD Card Holdings Australia Pty Ltd. was deemed to have an indefinite useful life. In your response, please tell us why you believe that no legal, regulatory, contractual, competitive, economic, expected use or other factors could limit the useful life of these intangible assets. We refer you to ASC 350-30-35-3.

RD Card Holdings Australia Pty Ltd. (“RD”) operates the Motorpass and Motorcharge branded fuel cards which consolidate customers’ travel and vehicle expenditures onto one expense management system. These brand names constitute a type of trademark used in trade to indicate the source of a product and to distinguish it from the products and services of other companies. Brand names acquired in a business combination meet the contractual-legal criterion of an intangible asset. Specifically, it is considered a marketing related intangible asset.

The brand names used by RD are important elements of both the historical and prospective business. The brands, which have existed for over 20 years are widely recognized throughout Australia. These brand names – “Motorpass” and “Motorcharge” – have been consistently used over this time period and have not changed. Such brand names are disclosed in our Form 10-K on page 5. At present, we have in excess of 300,000 fuel cards bearing these brand names. These fuel cards are recognized at the majority (approximately 90 percent) of fuel stations throughout Australia. In conjunction with the acquisition, management has made a conscious decision to continue to operate in Australia under these brand names because of their widespread recognition and acceptance within the Australian marketplace, and this was a key component of the acquired businesses.

We use the relief from royalty method to value the brand names. This method assumes that if a business did not own or license the brand names under consideration it would have to pay a royalty to the owners of the intangible asset for its use. The value of the intangible asset under this method is the present value of a future stream or royalties to the owner. Management believes that the brand names can and will continue to be employed indefinitely. Specifically, due to the strength and wide acceptance of the brands within Australia, we do not foresee economic, competitive or other factors that would limit the useful life of the brands. Management, in concert with its valuation advisers also considered that, with respect to a useful life, an indefinite life for a brand name is generally assigned to leading retail brands which have regional or global appeal.

As prescribed by ASC 350-30-35-3, we concluded that there were no legal, regulatory, or contractual provisions that would limit the useful life and hence the cash flows emanating from the brand names. In addition to reviewing the history of the RD brand names, we also compared this history to the history that Wright Express has relative to its own brand name (Wright Express). Wright Express also has a history of maintaining its branded cards and can demonstrate that, over time, the subscriber base relative to such branded cards has only increased. It should be noted that Wright Express’s historical experience spans a period of greater than 28 years.

For all of the reasons above, we believe that an indefinite useful life is appropriate for the RD brand names.

Note 20. Segment Information, page 77

3.	We note that you conduct banking operations through your wholly-owned banking subsidiary, Wright Express Financial Services Corporation (“FSC”). Please provide us with your analysis in determining that FSC does not constitute a reporting segment under ASC 280. In your response, provide us with quantitative information regarding the size of these operations and their impact on your financial position and results of operations. Please include in your response detailed quantified financial information such as the composition of FSC’s balance sheet (loans, investments, deposits, etc.) and income statement (interest income, fee income, interest expense, etc.).

Wright Express Financial Services Corporation (“FSC”) is an Industrial Bank which is an FDIC-regulated depository institution chartered under the laws of the State of Utah. While FSC is required to maintain elements of independence to comply with its charter and while it is required to file separate financial statements with its regulator, it does not meet the necessary criteria under ASC 280 to be identified as a separate segment. The activities performed by FSC are integrated into the operations of each of the Company’s two segments – Fleet Payment Solutions and Other Payment Solutions. As noted in ASC 280, an operating segment is a component of a public entity that has three separate distinct characteristics; principal amongst those characteristics are… “(i)ts operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance…”

Our Chief Operating Decision Maker (“CODM”) is Mike Dubyak, our CEO. Mr. Dubyak receives operating information about the two segments that are disclosed in the financial statements.1 He does not receive specific information about the bank itself as such information is

[1]

Mr. Dubyak also receives financial information by geography. As ASC 280-10-50-6 states, “(f)or many public entities, the three characteristics of operating segments described in paragraph 280-10-50-1 clearly identify a single set of operating segments. However, a public entity may produce reports in which its business activities are presented in a variety of different ways. If the chief operating decision maker uses more than one set of segment information, other factors may identify a single set of components as constituting a public entity’s operating segments,...” The operating segments referred to above – Fleet Payment Solutions and Other Payment Solutions are those that are referred to most consistently both inside and outside the Company. They therefore constitute our disclosed operating segments.

simply integrated into the result of operations of the segments. The bank’s operations contribute to both segments; the bank raises capital primarily though the issuance of certificates of deposit and provides the financing and makes the credit decisions that enables both segments to extend credit to its domestic customers. All other services are provided by operations outside the bank. As disclosed on page 1 of our 10-K, “(o)ur wholly-owned banking subsidiary, Wright Express Financial Services Corporation (“FSC”)…was established in 1998. In conjunction with our domestic operations, FSC approves domestic customer applications, maintains appropriate credit lines for each customer, issues the cards and is party to the customer relationships for the majority of our fuel and maintenance programs and offers our corporate charge card solution.” Other equally important operations such as marketing, merchant relations, customer service, software development and IT are performed within the Wright Express organization but outside of FSC. Wright Express’s segments are an amalgamation of all of these functions.

For the reasons described above, our CODM evaluates the identified operating segments inclusive of all their various elements which extend beyond the stand alone activities of FSC. In this way, the CODM is able to most effectively and accurately make decisions regarding resource allocations and performance assessments.

Pursuant to your request, we have provided significant balance sheet and income statement amounts for FSC, as reflected in our consolidated financial statements, below. We reemphasize that FSC is integral to both segments; it does not have a business purpose with the exception of supporting segment operations and stand-alone financial information regarding FSC is not supplied in any form to our CODM.

	Year ended December 31, 2010	Nine months ended September 30, 2011
Accounts receivable, net	$957,799	$1,269,792
Available-for-sale securities	9,202	17,021
Accounts payable	227,855	324,252
Deposits	529,847	701,119
Borrowed federal funds	59,484	68,712
Total equity	128,529	178,945

Payment processing revenue	241,055	244,499
Account servicing revenue	24,779	18,756
Finance fees	36,120	30,371
Interest expense	5,218	4,166

Signatures

4.	Ms. Smith only signed the Form 10-K for the registrant; she did not separately sign the Form 10-K on behalf of the registrant in her individual capacity as its principal financial and accounting officer. See General Instruction D(2)(a) to Form 10-K.

Please file an amended Form 10-K that contains all required signatures. Form 10-Q for the Fiscal Quarter Ended September 30, 2011

The Company acknowledges the Staff’s comment and in order to avoid any ambiguity as to the capacities in which signatures are provided, in future filings, beginning with the Form 10-K to be filed for the year ending December 31, 2011, the Company will ensure that the officer who signs the Form 10-K for the Company also separately signs the Form 10-K on behalf of the Company in that officer’s individual capacity as its principal executive officer, principal financial officer and/or principal accounting officer (as the case may be). With respect to the Form 10-K for the period ended December 31, 2010, we note that Ms. Smith’s signature indicates her position as the “CFO and Executive Vice President, Finance and Operations (principal financial and accounting officer)” and hereby confirm that Ms. Smith was signing both for the Company (in her capacity as an executive officer of the Company) and on behalf of the Company in her individual capacity as principal financial and accounting officer of the Company. We note also that Ms. Smith signed the two required personal certifications. Moreover, the Company believes that filing an amended Form 10-K for the year ended December 31, 2010 would be potentially confusing to investors due to the fact that Ms. Smith no longer serves as the Company’s Chief Financial Officer, principal financial officer or principal accounting officer (although she continues to serve the Company as an executive officer).

Form 10-Q for the Fiscal Quarter Ended September 30, 2011

Note 9. Income Taxes, page 19

5. You disclose that in the first quarter of 2011, management determined that future earnings generated by the company’s Australian subsidiaries will be invested indefinitely outside the United States. Tell us your consideration to quantify the amount of cash, cash equivalents, and investments that are currently held in these subsidiaries and supplementally quantify these amounts in your response. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 34-48960.

We prepared an analysis in the first quarter of 2011 considering whether, in the future, the United States parent would have need (from a liquidity standpoint) for its Australian earnings. The initial purpose of this analysis was to conclude that the provisions of ASC 740-30-25-18 applied – specifically that a deferred tax liability need not be recognized for the excess of the amount for financial reporting over the tax basis of RD since the investment in RD was essentially permanent in duration.

Our ASC 740-30-25-18 analysis looked at future cash flows, debt requirements and mergers and acquisitions activity among other items. Management determined that future earnings of the Australian group could be indefinitely reinvested outside of the United States beginning in 2011. In making this determination the Company reviewed its anticipated cash needs in the United States and evaluated the cash flow it expected to generate from its United States operations. This review indicated that it would not be necessary to repatriate foreign profits to satisfy its United States cash flow needs.

At September 30, 2011 consolidated cash for the Company was $42.1 million of which approximately $7.9 million was held by our Australian subsidiaries. It should be noted that approximately $5.7 million of cash flow will be available annually from our Australian operations in the form of interest payments on intercompany debt. We do not believe that there will be need for any earnings repatriation.

In future filings we will discuss, in the liquidity section of Management’s Discussion and Analysis (MD&A), restrictions on our ability to repatriate cash from our Australian subsidiaries and quantify their cash position.

********

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please do not hesitate to contact the undersigned at 207-523-7769. Thank you.

Sincerely,

/s/ Steven A. Elder

Steven A. Elder

Senior Vice President and Chief Financial Officer

cc:	Jonathan Wolfman, WilmerHale Hilary A. Rapkin, Wright Express Corporation